GrandSouth

BANCORPORATION

2003

ANNUAL REPORT

GrandSouth
BANCORPORATION

Dear Shareholder:

We are pleased to provide you with the enclosed annual report on GrandSouth Bancorporation for the year ended December 31, 2003. Your company produced higher earnings during a year that was certainly challenging due to a fragile economy and the uncertainties caused by our country's war against terror. The economic news following year end has been generally upbeat giving all of us hope that job creation and overall economic growth will continue into the new year.

Net income for the year ended December 31, 2003 equaled $650,112 or $.24 per diluted share compared to $600,881 or $.23 per diluted share at December 31, 2002. For the quarter ended December 31, 2003, the company recorded a net loss of $83,480 or $.03 per diluted share compared to net income of $149,574 or $.06 per diluted share for the same period in 2002.

At December 31, 2003, total assets were $172 million compared to $141 million at December 31, 2002. Loans, net of reserves for loan losses, were $148 million compared to $109 million at December 31, 2002. Total deposits at period end amounted to $145 million compared to $119 million at December 31, 2002.

The performance of the company during 2003 was aided by good growth in loan assets, a decline in funding costs and controlled growth of non-interest expenses. Net interest margin was compressed during the year as loan yields declined at a faster rate than funding costs. However, a 35% increase in loan volume produced a 13% increase in net interest income. Slower growth in non-interest expenses resulted in an increase in pre-tax income over the year earlier period. Asset quality negatively impacted earnings during the fourth quarter as higher provision expense was incurred in response to deterioration in loan quality related to one large commercial relationship. It is our belief that an improving economy in 2004 will result in favorable trends in asset quality and net interest margins.

We continue to be pleased with the company's progress and believe we are in good shape to take advantage of an improving economy and a more favorable interest rate environment in 2004. As you now know, the Board of Directors has continued the $.02 per share cash dividend which was paid on January 12, 2004 to shareholders of record on January 5, 2004. The Board of Directors has also approved a 10% stock dividend to shareholders of record on February 9, 2004.

We look forward to reporting our progress to you throughout the coming year. As always, we appreciate your support.

Sincerely,

Mason Y. Garrett, Chairman

Ronald K. Earnest, President

381 Halton Road • Post Office Box 6548 • Greenville, SC 29606 •864-770-1000 • fax 864-770-1081

BUSINESS OF THE COMPANY

The Company is a South Carolina corporation organized in 2000 under the laws of South Carolina for the purpose of being a holding company for GrandSouth Bank (the "Bank"). On October 2, 2000, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of capital stock of the Bank were exchanged for shares of common stock of the Company and the Company became the owner of all of the outstanding capital stock of the Bank. The Company presently engages in no business other than that of owning the Bank and has no employees.

The Bank is a South Carolina state bank which was incorporated and commenced operations as a commercial bank in 1998. The Bank operates from its offices in Greenville and Fountain Inn, South Carolina. The main office is located at 381 Halton Road, in Greenville, South Carolina, and the branch office is located at 325 South Main Street, in Fountain Inn, South Carolina.

The Bank offers a full array of commercial bank services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. Most of the Bank's deposits are attracted from individuals and small businesses. The Bank does not offer trust services.

The Bank offers secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial, consumer and residential purposes. Consumer loans include: car loans, home equity improvement loans (secured by first and second mortgages), personal expenditure loans, education loans, overdraft lines of credit, and the like. Commercial loans include short term unsecured loans, short and intermediate term real estate mortgage loans, loans secured by listed stocks, loans secured by equipment inventory, accounts receivable, and the like. Management believes that the credit staff possesses knowledge of the community and lending skills sufficient to enable the Bank to maintain a sufficient volume of high quality loans.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Although the common stock of the Company is traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the foreseeable future. The common stock is not traded on the NASDAQ National Market System, nor are there any market makers known to management. During 2003, management is aware of a few transactions in which the Company's common stock has been transferred in a range of $4.50 to $7.25 per share. However, management has not ascertained that these transactions are the result of arm's length negotiations between the parties, and because of the limited number of shares involved, such prices may not be indicative of the market value of the common stock. In January 2004, the Company issued a 10% stock dividend. The trade prices above have been adjusted to reflect this stock dividend.

As of March 1, 2004, there were approximately 624 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company did not pay any cash dividends prior to 2003. In 2003, the Company paid cash dividends totaling $.04 per share. The dividend policy of the Company as well as the Bank is subject to the discretion of their respective Boards of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. South Carolina banking regulations restrict the amount of cash dividends that can be paid to the Company by the Bank, and all of the Bank's cash dividends to the Company are subject to the prior approval of the South Carolina Commissioner of Banking.

GrandSouth Bancoporation will furnish free of charge a copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission upon written request to J. B. Garrett, Vice President and Chief Financial Officer, GrandSouth Bancorporation, 381 Halton Road, Greenville, South Carolina 29607

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

This discussion is intended to assist in understanding the financial condition and results of operations of the Company, and should be read in conjunction with the Company's consolidated financial statements and related notes contained elsewhere herein. Because the Bank is responsible for all of the Company's operations, the discussion will refer to the results of operations of the Bank.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to financial results and plans for future business development activities, and thus is prospective. The words "may", "would", "could", "will", "expect", "anticipate", "should", "believe", "intend", "plan", and "estimate", as well as similar expressions are meant to identify such forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

These statements appear in a number of places in this report and include all statements that are not statements of historical fact and statements regarding our intentions, beliefs, or expectations. These statements are based on current expectations, estimates and projections about the banking industry, the general economy, management's beliefs and assumptions made by management. These forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our ability to manage rapid growth, general economic conditions, competition, interest rate sensitivity, adequacy of the allowance for loan losses and exposure to regulatory and legislative changes.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Critical Accounting Policies

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. Management considers these accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the "Provision for Loan Losses" and "Allowance for Loan Losses" sections below for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Financial Condition

At December 31, 2003 the Company had total assets of $172.5 million composed primarily of net loans of $148.1 million, investment securities and Federal Funds sold of $16.0 million and cash and due from banks of $2.0 million. Liabilities were $162.8 million at December 31, 2003, composed primarily of deposits of $145.6 million, Federal Home Loan Bank advances of $11.6 million and subordinated debentures of $3.5 million. Shareholders' equity was $9.6 million at December 31, 2003.

The Company's loan portfolio at December 31, 2003 consisted primarily of $30.5 million of commercial loans, $94.4 million of real estate mortgage loans, $15.8 million of real estate construction loans and $9.7 million of consumer loans. The allowance for loan losses totaled $2.3 million at December 31, 2003. Management believes that the allowance for loan losses is adequate to absorb losses inherent in the loan portfolio as of December 31, 2003.

Earnings Performance

The Company had net income from operations for the year ended December 31, 2003 of $650,112, or $0.30 basic and $0.24 diluted earnings per share, compared to $600,882 or $0.28 basic earnings per share and $0.23 diluted earnings per share for the year ended December 31, 2002. Earnings per share have been adjusted for a 10% stock dividend issued on January 30, 2004. Diluted earnings per share reflect the effect of the exercise of stock options as well as an assumed conversion of subordinated debentures. The Bank had net interest income (the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities, excluding the provision for loan losses) of $5,354,528 in 2003 compared to $4,738,333 in 2002. The Bank also had other operating income (principally service charges, fees and commissions, and gains on sales of investment securities) of $508,123 in 2003 and $440,809 in 2002. The Bank provided $1,339,000 and $805,000 to its allowance for loan losses in 2003 and 2002 respectively, and had other operating expenses (principally salaries and benefits, occupancy and equipment expenses and data processing expenses) of $3,491,070 in 2003 and $3,312,790 in 2002.

Net Interest Income

Net interest income is the amount of interest earned on interest-earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest-bearing liabilities (interest-bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest-earning assets and interest-bearing liabilities and the relative funding of these assets.

During the year ended December 31, 2003, net interest income was $5.4 million. For the year ended December 31, 2002, net interest income was $4.7 million. This increase was primarily attributable to an increase in volume of average interest-earning assets, which increased to $151.0 million in 2003 from $121.2 million in 2002. The average yield on interest-earning assets decreased to 5.70% in 2003 from 6.84% in 2002, while the average cost of interest-bearing liabilities decreased to 2.35% in 2003 from 3.20% in 2002. The net yield on average interest-earning assets decreased to 3.55% in 2003 from 3.91% in 2002, reducing the benefit of the increased volume of interest-earning assets.

The table "Average Balances, Yields and Rates," provides a detailed analysis of the effective yields and rates on the categories of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2003 and 2002.

Average Balances, Yields and Rates
(Dollars in Thousands)

	Year Ended December 31, 2003			Year Ended December 31, 2002		
	Average Balances(1)	Interest Income/ Expense	Yields/ Rates	Average Balances(1)	Interest Income/ Expense	Yields/ Rates
Assets						
Federal funds sold and interest-bearing deposits	$ 4,291	$ 55	1.28%	$ 9,391	$ 148	1.58%
Investment securities	16,246	557	3.43	12,031	609	5.06
Loans (2)	130,448	7,992	6.13	99,820	7,540	7.55
Total interest-earning assets	150,985	8,604	5.70	121,242	8,297	6.84
Cash and due from banks	2,149			2,263		
Allowance for loan losses	(1,642)			(1,246)		
Premises and equipment	3,958			3,291		
Other assets	2,014			2,700		
Total assets	$ 157,464			$ 128,250		
Liabilities and shareholders' equity						
Interest-bearing deposits	125,449	2,793	2.23	99,160	3,092	3.12
FHLB advances	9,588	382	3.98	8,500	371	4.36
Subordinated debentures	3,500	74	2.11	3,500	96	2.75
Total interest-bearing liabilities	138,537	3,249	2.35	111,160	3,559	3.20
Noninterest-bearing demand deposits	8,361			7,090		
Other liabilities	1,121			1,363		
Total liabilities	148,019			119,613		
Shareholders' equity	9,445			8,637		
Total liabilities and shareholders' equity	$ 157,464			$ 128,250		
Interest rate spread (3)			3.35			3.64
Net interest income and net yield on earning assets (4)		$ 5,355	3.55		$ 4,738	3.91
Interest free funds supporting earning assets (5)	$ 12,448			$ 10,082		

(1) Average balances are computed on a daily basis.
(2) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis. Income includes loan fees, which are immaterial to the calculation.
(3) Total interest-earning assets yield less the total interest-bearing liabilities rate.
(4) Net interest income divided by total interest-earning assets.
(5) Total interest-earning assets less total interest-bearing liabilities.

Rate/Volume Analysis of Net Interest Income

The effect of changes in average balances (volume) and rates on interest income, interest expense and net interest income, for the periods indicated, is shown below. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The effect of a change in the average rate has been determined by applying the average balance in the earlier period to the change in the average rate in the later period, as compared with the earlier period. The effect of changes in volume/rate has been determined by applying the amount of the change in average rates to the amount of the change in average volumes, and allocated to volume and rate based on their proportions to the absolute value of each.

	Year Ended December 31, 2003 compared to 2002		
	Increase (Decrease) Due to		
	Volume	Rate	Change
	(Dollars in Thousands)		
Interest earned on:			
Federal funds sold and interest-bearing Deposits	$ (69)	$ (24)	$ (93)
Investment securities	177	(229)	(52)
Gross Loans	2,037	(1,585)	452
Total Interest Income	2,145	(1,838)	307
Interest paid on:			
Deposits	706	(1,005)	(299)
FHLB advances	45	(34)	11
Subordinated debentures	-	(22)	(22)
Total Interest Expense	751	(1,061)	(310)
Change in Net Interest Income	$ 1,394	$ (777)	$ 617

During 2004, management expects that interest rates will remain generally flat during the entire year. Therefore, any improvements in net interest income for 2004 are expected to be largely the result of increases in the volume and changes in the mix of interest-earning assets and interest-bearing liabilities. Management expects to continue to use aggressive marketing strategies to increase the Bank's market share for both deposits and quality loans within the Greenville, South Carolina area. These strategies involve offering attractive interest rates and continuing the Bank's commitment to providing outstanding customer service.

Interest Rate Sensitivity

Interest rate sensitivity management is concerned with the timing and magnitude of repricing assets compared to liabilities and is an important part of asset/liability management. It is the objective of interest rate sensitivity management to generate stable growth in net interest income, and to control the risks associated with interest rate movement. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate-sensitive assets exceeded rate-sensitive liabilities, resulting in an asset-sensitive position at December 31, 2003 of $19.5 million for a cumulative gap ratio of 11.73%.

When interest-sensitive assets exceed interest-sensitive liabilities for a specific repricing period, a positive interest sensitive gap results. The gap is negative when interest-sensitive liabilities exceed interest-sensitive assets. For a bank with a positive gap, such as the Bank, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect. However, gap analysis, such as the table below, does not take into account actions by a bank or its customers during periods of changing rates, which could significantly change the effects of rate changes than would otherwise be expected.

The table below reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Time deposits in other banks are reflected in the deposits' maturity dates. Repurchase agreements and other borrowed funds are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest-bearing liabilities with no contractual maturity, such as interest-bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits are reflected at their contractual maturity dates. Fixed rate advances are reflected at their contractual maturity dates, and variable rate advances are reflected in the earliest repricing interval since they were borrowed under the daily rate credit option, and reprice daily.

Interest Sensitivity Analysis

	December 31, 2003				
	Within 3 Months	4-12 Months	Over 1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest-earning assets					
Federal funds sold and interest-bearing deposits	$ 1,562	$ 50	$ -	$ -	$ 1,612
Investments and FHLB stock	1,938	1,297	5,014	6,160	14,409
Loans	106,917	19,026	22,231	2,222	150,396
Total interest-earning assets	$110,417	$ 20,373	$27,245	$ 8,382	$166,417
Interest-bearing liabilities					
Interest-bearing deposits					
Interest-bearing transaction accounts	905	-	2,237	-	3,142
Savings and money market accounts	31,887	-	16,423	-	48,310
Time deposits over $100M	6,829	26,069	3,531	-	36,429
Other time deposits	10,278	28,706	9,674	-	48,658
Total interest-bearing deposits	49,899	54,775	31,865	-	136,539
Other borrowings	3,500	3,100	8,500	-	15,100
Total interest-bearing liabilities	$ 53,399	$ 57,875	$ 40,365	$ -	$ 151,639
Period interest-sensitive gap	$ 57,018	$(37,502)	$(13,120)	$ 8,382	
Cumulative interest-sensitive gap	57,018	19,516	6,396	14,778	
Gap ratio as a percentage of earning assets	34.26%	(22.53)%	(7.89)%	5.04%	
Cumulative gap ratio as a percentage of earning assets	34.26	11.73	3.84	8.88	

Provision for Loan Losses

The allowance for loan losses, established through charges to expense in the form of a provision for loan losses, allows for loan losses inherent in the Bank's loan portfolio. Loan losses or recoveries are charged or credited directly to the allowance. The level of the allowance for loan losses is based on management's judgment as to the amount required to maintain an allowance adequate to provide for estimated inherent losses. The Bank provided $1,339,000 and $805,000 to the allowance during the years ended December 31, 2003 and 2002, respectively.

Other Income

In 2003, the Bank had other income of $508,123 compared to $440,809 in 2002. The increase was primarily the result of gains of $89,575 on sales of investment securities classified as available-for-sale.

Other Expenses

Salaries and employee benefits totaled $1,894,529 and $1,789,615 for 2003 and 2002, respectively. The increase was primarily due to additional lending staff at the Greenville location. Occupancy and equipment and data processing expenses totaled $867,300 for the year ended December 31, 2003 compared to $731,336 for the year ended December 31, 2002. The increase of $135,964 was primarily due to one-time software conversion costs and a full-year of expenses associated with the Greenville location, which opened in late 2002. In 2003, the Bank recorded write-downs of assets acquired in settlement of loans of $25,549, compared to $89,031 in 2002.

Income Taxes

During the years ended December 31, 2003 and 2002, the Bank recorded income tax expense of $382,469 and $460,470, respectively. The Bank accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses and depreciation) are included in one reporting period for financial accounting purposes and another for income tax purposes.

Investment Portfolio

As of December 31, 2003, the Bank's investment portfolio, excluding investments required for membership in the Federal Home Loan Bank ("FHLB"), comprised approximately 8.0% of total assets. The following table summarizes the carrying value amounts of securities held by the Bank at December 31, 2003 and at December 31, 2002. Available-for-sale securities are stated at estimated fair value. The Bank had no held-to-maturity securities at December 31, 2003.

Securities Portfolio Composition

	December 31, 2003			December 31, 2002		
	Book Value	Net Unrealized Holding Gain/(Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/(Loss)	Fair Value
	(Dollars in thousands)					
Federal Agencies	$ 3,014	$ (38)	$ 2,976	$ 5,992	$ 60	$ 6,052
Mortgage-backed securities	10,901	(48)	10,853	11,391	215	11,606
	$ 13,915	$ (86)	$ 13,829	$ 17,383	$ 275	$ 17,658

The Bank also holds stock in the FHLB. This stock was recorded at a cost of $580,000 at December 31, 2003 and $425,000 at December 31, 2002, and has no quoted market value. However, redemption of this stock has historically been at par value.

The following table presents maturities and weighted average yields of debt securities available for sale at December 31, 2003. All of the securities are stated at estimated fair value.

Securities Portfolio Maturities and Yields

	December 31, 2003	
	Fair value	Yield
	(Dollars in thousands)	
Federal agencies		
Due from one to five years	$ 2,975,625	2.09%
Mortgage-backed securities		
Due from five to ten years	10,226,717	3.66
Due after ten years	626,877	4.43
	10,853,594	
	$ 13,829,219	3.35%

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans to any particular individuals or industry or group of related individuals or industries, and there are no foreign loans.

The amount of loans outstanding at December 31, 2003 and 2002, is shown in the following table according to type of loan:

Loan Portfolio Composition

	December 31,	
	2003	2002
	(Dollars in thousands)	
Commercial	$ 30,500	$ 45,122
Real estate – Construction	15,814	13,627
Real estate – Mortgage	94,391	44,840
Consumer	9,691	7,350
Total loans	150,396	110,939
Less allowance for loan losses	(2,345)	(1,395)
	$ 148,051	$ 109,544

A certain degree of risk is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, initial and continuing financial analysis of a borrower's financial information is required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and nonfarm, nonresidential real estate. Usually, loan-to-cost ratios are limited to 80% and permanent financing commitments are required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages comprised 62.8% of the Bank's loan portfolio at December 31, 2003 compared to 40.4% at December 31, 2002. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily loans. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential loans are secured by business and commercial properties with loan-to-value ratios generally limited to 80%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, at December 31, 2003, as well as the amount of fixed and variable rate loans outstanding.

	December 31, 2003			
	One Year Or Less	One to Five Years	Five Years Or More	Total
	(Dollars in thousands)			
Commercial, financial and industrial	$ 25,325	$ 3,459	$1,716	$30,500
Real estate – construction	13,770	2,044	--	15,814
Real estate – mortgage	67,898	26,446	47	94,391
Consumer installment	4,879	3,691	1,121	9,691
Total loans	$111,872	$35,640	$2,884	$150,396
Fixed rate				$ 51,246
Variable rate				$ 99,150

Nonperforming Loans; Other Problem Assets

When a loan is 90 days past due as to interest or principal or there is serious doubt as to collectibility, the accrual of interest income is generally discontinued unless the estimated net realizable value of collateral is sufficient to assure collection of the principal balance and accrued interest. When the collectibility of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated fair value of collateral by charge-off to the allowance for loan losses and any subsequent collections are credited first to the remaining principal balance and then to the allowance for loan losses as a recovery of the amount charged-off. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

At December 31, 2003 and 2002, the Bank had $1,230,953 and $855,270, respectively, of nonaccrual loans. The increase was primarily attributable to one large loan placed on nonaccrual in 2003. Gross interest income that would have been recorded with respect to nonaccrual loans in 2003 and 2002 under the original terms of the loans was $93,543 and $27,430, respectively. Accrued interest on nonaccrual loans totaled $10,294 and $17,907 at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002 loans of $388,760 and $-0-, respectively, were 90 days or more past due and still accruing interest. Management believes, at this time, that principal and interest on these loans will ultimately be collected. There were no restructured loans at December 31, 2003 and 2002.

Potential Problem Loans

Management has identified and maintains a list of potential problem loans. Problem loans can include loans in nonaccrual status, loans that are past due 90 days or more and still accruing, and impaired loans. A loan becomes impaired when it is probable that a creditor will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. Loans totaling approximately $1.5 million were determined by management to be impaired at December 31, 2003, and a specific reserve was allocated in calculating the allowance for loan losses.

Assets Acquired in Foreclosure

At December 31, 2003 and 2002, the Bank had assets acquired in settlements of loans of approximately $411,000 and $243,000, respectively. For both years, those amounts represented 100% of real estate owned. Six properties were acquired in 2003. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined that it is more likely than not that the loans have become uncollectible. Recoveries of previously charged-off loans are credited to the allowance. The table, "Summary of Loan Loss Experience," summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

In reviewing the adequacy of the allowance for loan losses at each year-end, management considers the historical loan losses experienced by the Bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging-off all known losses, management considers the allowance for loan losses adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2003.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk-grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio, as well as other off-balance-sheet credit risks such as loan commitments and standby letters of credit. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. Regulators review the adequacy of the allowance for loan losses as part of their examination of the Bank and may require adjustments to the allowance based upon information available to them at the time of the examination.

During 2003, the Bank experienced net charge-offs of approximately $389,000. Management believes that it has adequately provided for losses considering its assessment of collateral values and other factors affecting collectibility. In addition, Management believes that procedures to monitor extensions of credit, construction draws, and current financial condition of borrowers have improved during the last two years as compared to previous periods.

The allowance is not allocated to different segments of the portfolio. The Bank charges losses from any segment of the portfolio to the allowance without any allocation.

Analysis of the Allowance for Loan Losses

	Year Ended	
	December 31, 2003	December 31, 2002
	(Dollars in thousands)	
Total gross loans outstanding at end of period	$ 150,396	$ 110,939
Average amount of loans outstanding, gross	130,448	99,820
Balance of allowance for loan losses - beginning	1,395	1,176
Loans charged off:		
Real estate-construction	(82)	-
Real estate-mortgage	(120)	(529)
Consumer loans	(97)	(54)
Commercial and other loans	(90)	(25)
Total charge-offs	(389)	(608)
Recoveries of loans previously charged-off	-	22
Net charge-offs	(389)	(586)
Additions to allowance charged to expense	1,339	805
Balance of allowance for loan losses - ending	$ 2,345	$ 1,395
Ratios		
Net charge-offs during period to average loans outstanding during period	0.30%	0.59%
Net charge-offs to loans at end of period	0.26	0.53
Allowance for loan losses to average loans	1.80	1.40
Allowance for loan losses to loans at end of period	1.56	1.26
Net charge-offs to allowance for loan losses	16.6	42.0
Net charge-offs to provision for loan losses	29.1	72.8

Deposits

The amounts and composition of total deposits as of December 31, 2003 and 2002 were as follows (dollars in thousands):

	December 31,			
	2003		2002	
	Amount	Percent	Amount	Percent
Noninterest-bearing	$ 9,082	6.2%	$ 7,286	6.1%
NOW accounts	3,142	2.2	2,461	2.1
Money market accounts	47,549	32.7	38,037	32.1
Savings	760	0.5	447	0.4
Time, less than $100,000	48,658	33.4	47,479	40.1
Time, $100,000 and over	36,430	25.0	22,763	19.2
	$145,621	100.0%	$118,473	100.0%

The average amounts and average rates paid on deposits held by the Bank for the years ended December 31, 2003 and 2002 are summarized below:

Deposits
(Dollars in Thousands)

	December 31, 2003		December 31, 2002	
	Amount	Average Rate (%)	Amount	Average Rate (%)
Noninterest-bearing demand	$ 8,361	-	$ 7,090	-
Interest-bearing transaction accounts	2,580	0.11	2,317	0.60
Savings	628	0.48	455	0.93
Money market accounts	41,686	1.95	25,274	2.08
Certificates of deposit and individual retirement accounts	80,555	2.45	71,114	3.58
Total average deposits	$133,810	2.23%	$106,250	2.91%

As of December 31, 2003, the Bank held $36.4 million in time deposits of $100,000 or more, with approximately $6.8 million maturing within three months, $10.3 million with maturities over three through six months, $15.8 million with maturities over six through twelve months and $3.5 million with maturities over twelve months. Brokered deposits as of December 31, 2003 amounted to approximately $20,327,000.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2003 and 2002.

	Years Ended December 31,	
	2003	2002
Return on average assets	0.41%	0.47%
Return on average equity	6.88	6.96
Dividend payout ratio	13.33	-
Average equity to average asset ratio	6.00	6.73

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000 and less brokered deposits) provide a relatively stable funding base, and were equal to 59.0% of total assets at December 31, 2003. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Bank is a member of the FHLB of Atlanta and, as such, has the ability to borrow against the security of its investment portfolio and qualifying mortgage loans. At December 31, 2003, the Bank had the ability to borrow up to 15% of assets from the FHLB. $11.6 million of borrowings were outstanding from the FHLB at December 31, 2003, secured by investment securities and 1 – 4 family residential mortgage loans. These borrowings bear interest at rates ranging from 1.15% to 4.38%. $3.1 million matures in 2004, $6.5 million matures in 2006, and $2.0 million matures in 2011. The $2 million advance is callable and may reprice prior to its final maturity date.

The unused borrowing capacity currently available from the FHLB assumes that the Bank's $580,000 investment in FHLB stock as well as certain securities and qualifying mortgages would be pledged to secure any future borrowings. The maximum amount of FHLB borrowings outstanding at the end of any month in 2003 was $11.6 million. The Bank believes that it could obtain additional borrowing capacity from the FHLB by identifying additional qualifying collateral that could be pledged.

The Bank also has $3,500,000 available through lines of credit with other banks as an additional source of liquidity funding. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of business.

Off-Balance Sheet Arrangements

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These instruments represent unfunded commitments, not outstanding balances, therefore, the risk associated with these financial instruments is referred to as "off-balance sheet risk". The Bank's financial instruments with off-balance sheet risk consist of 1) commitments to extend credit and 2) standby letters of credit. Both involve elements of credit and interest rate risk not reflected on the balance sheet. We use the same credit and collateral policies in making these commitments as we do for on-balance sheet instruments.

Commitments to extend credit are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2003, the Bank had issued commitments to extend credit of $24.3 million through various types of lending. Commitments at variable rates of interest totaled $17.7 million and commitments at fixed rates totaled $6.6 million. The commitments generally expire over one year. Past experience indicates that many of these commitments to extend credit will expire unused. However, as described in "Liquidity", the Company believes that it has adequate sources of liquidity to fund commitments that are drawn upon by the borrower.

In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled $730,105 at December 31, 2003. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor its subsidiary is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings. Obligations under noncancelable operating lease agreements totaled approximately $ 479,000 at December 31, 2003. These obligations are payable over several years as shown in Note 10 to the Company's consolidated financial statements.

Capital Resources

Shareholders' equity increased $330,053 during 2003. Major components of the change in shareholders' equity included net operating income of $650,112, unrealized losses, net of tax, in the investment portfolio of $240,927, and a cash dividend of $.04 per share, or $78,764.

The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions and holding companies are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank. If the capital position of an institution falls below certain levels, increasingly stringent regulatory corrective actions are mandated.

Company and Bank capital ratios at December 31, 2003 are presented in the following table, compared with the "well capitalized" and minimum ratios under the FDIC regulatory definitions and guidelines:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective Action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(amounts in $000)			
Company (consolidated):						
As of December 31, 2003						
Total capital (to risk weighted assets)	$ 14,974	9.9%	$ 12,066	8.0%	$ 15,087	10.0%
Tier 1 capital (to risk weighted assets)	9,587	6.4	6,033	4.0	9,052	6.0
Tier 1 capital (to average assets)	9,587	6.1	6,633	4.0	7,544	5.0
Bank:						
As of December 31, 2003						
Total capital (to risk weighted assets)	$ 14,812	9.8%	$ 12,074	8.0%	$ 15,093	10.0%
Tier 1 capital (to risk weighted assets)	12,925	8.6	6,037	4.0	9,056	6.0
Tier 1 capital (to average assets)	12,925	7.8	6,631	4.0	8,289	5.0
As of December 31, 2002						
Total capital (to risk weighted assets)	$ 13,743	11.6%	$ 9,463	8.0%	$ 11,829	10.0%
Tier 1 capital (to risk weighted assets)	12,348	10.4	4,732	4.0	7,097	6.0
Tier 1 capital (to average assets)	12,348	8.8	5,606	4.0	7,008	5.0

The Company and Bank total capital to risk-weighted assets of 9.9% and 9.8% fell slightly below the well-capitalized requirement of 10%, as shown above. Banks that are not well-capitalized are not allowed to accept or renew brokered deposits without prior approval from regulators. The Company is borrowing approximately $2.5 million in the first quarter of 2004 with the intention of providing additional capital to the Bank, which should enable the total capital to risk-weighted assets ratio to be above the well-capitalized level by the end of the first quarter of 2004.

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also general increases in the prices of goods and services will result in increased operating expenses.

Recently Issued Accounting Standards

Recently issued accounting standards and pronouncements are discussed in Note 1, Summary of Significant Accounting Policies and Activities, in our Report on Consolidated Financial Statements included herein. Other accounting standards, which have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

GRANDSOUTH BANCORPORATION AND SUBSIDIARY

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Elliott Davis

Elliott Davis, LLC
Advisors•CPAs•Consultants
200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
GrandSouth Bancorporation and Subsidiary
Greenville, South Carolina

We have audited the accompanying consolidated balance sheets of ***GrandSouth Bancorporation and Subsidiary*** (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the ***GrandSouth Bancorporation and Subsidiary*** at December 31, 2003 and 2002 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Greenville, South Carolina
March 1, 2004

GRANDSOUTH BANCORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2003	DECEMBER 31, 2002
ASSETS		
Cash and due from banks	$ 2,046,684	$ 2,669,420
Federal funds sold	1,562,000	5,197,000
Total cash and cash equivalents	3,608,684	7,866,420
Investment securities available for sale	13,829,219	17,658,190
Other investments, at cost	580,000	425,000
Loans, net	148,051,270	109,544,338
Property and equipment, net	3,893,185	3,993,030
Bank owned life insurance	827,487	785,649
Assets acquired in settlement of loans	410,921	242,835
Other assets	1,259,992	967,935
Total assets	**$172,460,758**	**$ 141,483,397**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest bearing	$ 9,082,231	$ 7,285,699
Interest bearing	136,538,717	111,186,823
Total deposits	145,620,948	118,472,522
Federal Home Loan Bank advances	11,600,000	8,500,000
Subordinated debentures	3,500,000	3,500,000
Other liabilities	2,098,485	1,699,603
Total liabilities	162,819,433	132,172,125
COMMITMENTS AND CONTINGENCIES – Notes 10 and 14		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 20,000,000 shares authorized, 2,165,970 and 1,875,329 shares issued and outstanding at December 31, 2003 and 2002, respectively	9,695,208	8,464,227
Retained earnings	-	660,001
Accumulated other comprehensive income (loss)	(53,883)	187,044
Total shareholders' equity	9,641,325	9,311,272
Total liabilities and shareholders' equity	**$172,460,758**	**$ 141,483,397**

The accompanying notes are an integral part of these consolidated financial statements.

GRANDSOUTH BANCORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,		
	2003	2002	2001
INTEREST INCOME			
Loans and fees on loans	$ 7,991,856	$ 7,540,240	$ 7,391,647
Investment securities	556,705	608,439	697,072
Federal funds sold and due from banks	55,213	148,434	316,552
Total interest income	8,603,774	8,297,113	8,405,271
INTEREST EXPENSE			
Deposits	2,792,628	3,092,067	4,552,670
Federal Home Loan Bank advances	382,279	370,463	68,409
Subordinated notes	74,339	96,250	193,555
Total interest expense	3,249,246	3,558,780	4,814,634
Net interest income	5,354,528	4,738,333	3,590,637
PROVISION FOR POSSIBLE LOAN LOSSES	1,339,000	805,000	722,500
Net interest income after provision for possible loan losses	4,015,528	3,933,333	2,868,137
NONINTEREST INCOME			
Service fees on deposit accounts	289,434	293,119	209,453
Gain on sale of investment securities available for sale	89,575	-	-
Other	129,114	147,690	67,608
Total noninterest income	508,123	440,809	277,061
NONINTEREST EXPENSES			
Salaries and benefits	1,894,529	1,789,615	1,676,062
Printing and supplies	71,246	97,586	86,665
Data processing	350,666	293,868	242,656
Occupancy and equipment	516,634	437,468	299,659
Professional services	151,950	159,845	142,698
Writedowns and expenses on assets acquired in settlement of loans	25,549	89,031	151,495
Other operating	480,496	445,377	379,205
Total noninterest expenses	3,491,070	3,312,790	2,978,440
Income before income taxes	1,032,581	1,061,352	166,758
INCOME TAX PROVISION (BENEFIT)	382,469	460,470	(129,056)
Net income	**$ 650,112**	**$ 600,882**	**$ 295,814**
NET INCOME PER COMMON SHARE			
Basic	**$ .30**	**$ .28**	**$ .14**
Diluted	**$ .24**	**$ .23**	**$ .13**
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING			
Basic	**2,165,970**	**2,165,970**	**2,165,970**
Diluted	**2,874,818**	**2,860,326**	**2,213,945**

The accompanying notes are an integral part of these consolidated financial statements

GRANDSOUTH BANCORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
For the years ended December 31, 2003, 2002 and 2001

	Common stock		Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	**Amount**			
Balance, December 31, 2000	1,873,129	$ 8,454,217	$ (236,695)	$ (35,939)	$ 8,181,583
Net income	-	-	295,814	-	295,814
Other comprehensive income - Unrealized gain on investment securities (net of income tax expense of $33,339)	-	-	-	67,689	67,689
Comprehensive income	-	-	-	-	363,503
Exercise of stock options	2,200	10,010	-	-	10,010
Balance, December 31, 2001	1,875,329	8,464,227	59,119	31,750	8,555,096
Net income			600,882		600,882
Other comprehensive income - Unrealized gain on investment securities (net of income tax expense of $81,230)	-	-	-	155,294	155,294
Comprehensive income	-	-	-	-	756,176
Balance, December 31, 2002	1,875,329	8,464,227	660,001	187,044	9,311,272
Net income	-	-	650,112	-	650,112
Other comprehensive income - Unrealized holding losses on investment securities (net of income tax benefit of $81,915)	-	-	-	(240,927)	(240,927)
Comprehensive income	-	-	-	-	409,185
Stock dividend (5%)	93,731	625,186	(625,186)	-	-
Cash in lieu of fractional shares	-	(368)	-	-	(368)
Cash dividend ($.04) per share	-	-	(78,764)	-	(78,764)
Stock dividend (10%)	196,910	606,163	(606,163)	-	-
Balance, December 31, 2003	**2,165,970**	**$ 9,695,208**	**$ -**	**$ (53,883)**	**$ 9,641,325**

The accompanying notes are an integral part of these consolidated financial statements.

GRANDSOUTH BANCORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 650,112	$ 600,882	$ 295,814
Adjustments to reconcile net income to net cash provided by operating activities			
Deferred income tax expense (benefit)	(193,385)	206,310	(303,656)
Provision for possible loan losses	1,339,000	805,000	722,500
Depreciation and amortization	334,168	203,149	144,159
Gain on sale of securities available for sale	(89,575)	-	-
Gain on sale of property and equipment	(11,455)	-	-
Loss on sale of assets acquired in settlement of loans	(9,999)	35,619	-
Write-down of assets acquired in settlement of loans	24,359	44,000	151,495
Decrease (increase) in other assets	(292,057)	(281,739)	128,966
Increase (decrease) in other liabilities	592,267	(944,477)	78,967
Net cash provided by operating activities	2,343,435	668,744	1,218,245
INVESTING ACTIVITIES			
Purchase of investment securities	(9,796,291)	(12,524,711)	(11,816,674)
Purchase of Federal Home Loan Bank stock	(155,000)	-	(306,400)
Proceeds from principal paydowns on investment securities	5,286,482	3,023,004	661,226
Proceeds from sales and calls of investment securities	7,187,427	-	-
Proceeds from maturity of investment securities	1,000,000	3,000,000	11,100,000
Increase in loans, net	(40,295,128)	(19,108,231)	(22,628,222)
Purchase of Bank owned life insurance	-	-	(749,968)
Increase in cash surrender value of life insurance	(41,838)	(35,681)	-
Proceeds from sale of assets acquired in settlement of loans	266,750	524,157	291,605
Proceeds from sale of property and equipment	23,000	10,237	-
Purchase of property and equipment	(245,868)	(2,089,225)	(1,039,788)
Net cash used in investing activities	(36,770,466)	(27,200,450)	(24,488,221)
FINANCING ACTIVITIES			
Proceeds from Federal Home Loan Bank advances	3,100,000	-	8,500,000
Proceeds from issuance of subordinated debentures	-	-	3,500,000
Exercise of stock options	-	-	10,010
Net increase in deposits	27,148,427	24,052,833	16,828,971
Dividends paid	(78,764)	-	-
Cash paid in lieu of fractional shares	(368)	-	-
Net cash provided by financing activities	30,169,295	24,052,833	28,838,981
Net (decrease) increase in cash and cash equivalents	(4,257,736)	(2,478,873)	5,569,005
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,866,420	10,345,293	4,776,288
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 3,608,684**	**$ 7,866,420**	**$ 10,345,293**
SUPPLEMENTAL INFORMATION			
Cash paid for:			
Income taxes	**$ 147,511**	**$ 340,610**	**$ 174,370**
Interest	**$ 3,382,683**	**$ 4,038,239**	**$ 4,257,929**
Loans transferred to assets acquired in settlement of loans	**$ 449,196**	**$ 273,085**	**$ 109,000**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

GrandSouth Bancorporation (the "Company") is a South Carolina corporation organized in 2000 for the purpose of being a holding company for GrandSouth Bank (the "Bank"). On October 2, 2000, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of $2.50 par value common stock of the Bank were exchanged for shares of no par value common stock of the Company. Common stock and additional paid-in capital amounts have been adjusted as of December 31, 2001 to reflect the par value conversion. The Company presently engages in no business other than that of owning the Bank, has no employees, and operates as one business segment. The Company is regulated by the Federal Reserve Board. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. For ease of presentation, the formation of the holding company has been treated as if it occurred at the earliest date presented in these consolidated financial statements. This presentation has no effect on net income or shareholders' equity.

The Bank was incorporated in 1998 and operates as a South Carolina chartered bank providing full banking services to its customers. The Bank is subject to regulation by the South Carolina State Board of Financial Institutions and the Federal Deposit Insurance Corporation.

Basis of presentation

The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of credit risk

The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Company has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Investment securities

The Bank accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The statement requires investments in equity and debt securities to be classified into three categories:

1. Available for sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value which is determined using quoted market prices. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income). Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amounts of the securities sold using the specific identification method. Premiums and discounts are amortized into interest income by a method that approximates a level yield.

(Continued)

2. Held to maturity: These are investment securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. Premiums and discounts are amortized into interest income by a method that approximates a level yield. The Company has no held to maturity securities.

3. Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

Loans, interest and fee income on loans

Loans are stated at the principal balance outstanding. Unearned discount, unamortized loan fees, and the allowance for possible loan losses are deducted from total loans in the consolidated balance sheet. Interest income is recognized on an accrual basis over the term of the loan based on the principal amount outstanding.

Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal. Loans are not returned to accrual status until the borrower demonstrates the ability to pay principal and interest. Loans on non-accrual status as well as real estate acquired through foreclosure or deed taken in lieu of foreclosure are included in non-performing assets.

Allowance for possible loan losses

The provision for possible loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the present estimated loss characteristics of the current loan portfolio. Management's estimate is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provision for possible loan losses and recoveries on loans previously charged off are added to the allowance.

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

(Continued)

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Assets acquired in settlement of loans

Assets acquired in settlement of loans include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and repossessed assets. These assets are recorded at the lower of the carrying value of the loans or the estimated fair value of the related asset, net of estimated selling costs. The excess carrying value, if any, is charged to the allowance for possible loan losses upon transfers. If further reduction in value occurs, charges are included in income from operations.

Income taxes

The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Advertising and public relations expense

Advertising, promotional, and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailings are expensed in the period in which the direct mailings are sent.

Net income per common share

Net income per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share". The treasury stock method is used to compute the effect of stock options and convertible subordinated debentures on the weighted average number of common shares outstanding for diluted earnings per share. On January 21, 2003, the Company issued a five percent stock dividend and on January 22, 2004, the Company issued a ten percent stock dividend. Per share and share amounts have been retroactively restated to reflect the stock dividends declared in 2003 and 2004.

Statement of cash flows

For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and cash equivalents". Cash and cash equivalents have an original maturity of three months or less.

Fair values of financial instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119, requires disclosure of fair value information for financial instruments, whether or not recognized in the consolidated balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as property and equipment and other assets and liabilities are not subject to the disclosure requirements.

(Continued)

Risks and uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment securities portfolios that results from a borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current presentation. These reclassifications have no effect on previously reported shareholders' equity or net income.

Stock based compensation

The Company has a stock-based employee compensation plan which is further described in Note 16. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation. Per share and weighted average shares outstanding have been restated to reflect the five and ten percent stock dividends.

	Years ended December 31,		
	2003	**2002**	**2001**
Net income, as reported	$ 650,112	$ 600,882	$ 295,814
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(18,500)	(17,828)	(29,431)
Pro forma net income	**$ 631,612**	**$ 583,054**	**$ 266,383**
Net income per common share:			
Basic - as reported	**$ .30**	**$ 0.28**	**$ 0.14**
Basic - pro forma	**$ .29**	**$ 0.27**	**$ 0.12**
Diluted - as reported	**$ .24**	**$ 0.23**	**$ 0.13**
Diluted - pro forma	**$ .24**	**$ 0.23**	**$ 0.12**

(Continued)

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2003, 2002 and 2001: the risk free interest rate used was 4.00, 4.50 and 5.89 percent, respectively, the expected volatility was 5 percent, the expected option life was 5 years and the assumed dividend rate was zero.

Recently Issued Accounting Standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-based Compensation-Transition and Disclosure", an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 were effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company has adopted the disclosure provisions of SFAS No. 148 and continues to account for its stock-based compensation using the intrinsic value method of APB Opinion No. 25.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have any impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on the financial condition or operating results of the Company.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 did not have any impact on the Company's financial position or results of operations.

(Continued)

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements applied to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 did not have any impact on the Company's financial position or results of operations.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. EITF No. 03-1 was effective for fiscal years ending after December 15, 2003. Adopting the disclosure provisions of EITF No. 03-1 did not have any effect on the Company's financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2003 and 2002 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend the excess to other banks on a daily basis. As of December 31, 2003 and 2002, federal funds sold amounted to $1,562,000 and $5,197,000, respectively.

NOTE 4 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale are as follows:

	December 31, 2003			
	Amortized Cost	Gross unrealized Gains	Gross unrealized Losses	Fair Value
Federal Agencies	$ 3,013,346	$ -	$ 37,721	$ 2,975,625
Mortgage backed	10,901,449	62,121	109,976	10,853,594
Total investment securities	**$ 13,914,795**	**$ 62,121**	**$ 147,697**	**$ 13,829,219**

	December 31, 2002			
Federal Agencies	$ 5,992,484	$ 60,211	$ -	$ 6,052,695
Mortgage backed	11,390,685	214,810	-	11,605,495
Total investment securities	**$ 17,383,169**	**$ 275,021**	**$ -**	**$ 17,658,190**

The amortized costs and fair values of securities available for sale at December 31, 2003, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair value
One to five years	$ 3,013,346	$ 2,975,625
Five to ten years	10,290,000	10,226,717
After ten years	611,449	626,877
Total investment securities	**$ 13,914,795**	**$ 13,829,219**

Investment securities with an aggregate amortized cost of $4,052,849 (fair value of $4,055,629) at December 31, 2003 and $12,870,926 (fair value of $13,130,408) at December 31, 2002 were pledged to collateralize public deposits and borrowings.

The following table shows gross unrealized losses and fair value, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003.

	Less than 12 Months		12 Months or More		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Federal agencies	$ 2,975,625	$ 37,721	$ -	$ -	$ 2,975,625	$ 37,721
Mortgage backed	7,679,335	109,976	-	-	7,679,335	109,976
Total	**$ 10,654,960**	**$147,697**	**$ -**	**$ -**	**$ 10,654,960**	**$ 147,697**

(Continued)

NOTE 4 - INVESTMENT SECURITIES, Continued

No individual securities were in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

The Bank, as a member institution of the Federal Home Loan Bank of Atlanta (FHLB), is required to own capital stock in the FHLB based generally upon the balance of investment securities pledged and FHLB borrowings. FHLB capital stock, with a cost of $580,000 and $425,000 at December 31, 2003 and 2002, respectively, is included in other investments in the consolidated balance sheets. No ready market exists for the stock, and it has no quoted market value. However, redemption of the stock has historically been at par value.

NOTE 5 - LOANS

The composition of net loans by major loan category is presented below:

	December 31,	
	2003	2002
Commercial	$ 30,500,112	$ 45,122,320
Real estate – construction	15,814,092	13,626,756
Real estate – mortgage	94,391,576	44,840,542
Consumer	9,690,934	7,349,790
Loans, gross	150,396,714	110,939,408
Less allowance for possible loan losses	2,345,444	1,395,070
	$ 148,051,270	**$ 109,544,338**

At December 31, 2003 and 2002, non-accrual loans totaled $1,230,953 and $855,270, respectively. The gross interest income which would have been recorded under the original terms of the loans amounted to $93,543, $27,430 and $195,396 in 2003, 2002 and 2001, respectively. Loans with payments past due ninety days or more and accruing interest were $388,760, with $10,293 in accrued interest at December 31, 2003. At December 31, 2002, there were no loans with payments past due ninety days or more and accruing interest. Impaired loans of approximately $1.5 million at December 31, 2003 were included on the Bank's classified loans listing, and a specific reserve was allocated in calculating the allowance for possible loan losses. Variable rate and fixed rate loans totaled $99,150,269 and $51,246,445, respectively, at December 31, 2003.

The following is a summary of the activity within the allowance for possible loan losses for the periods presented:

	For the years ended December 31,		
	2003	2002	2001
Balance, beginning of year	$ 1,395,070	$ 1,175,570	$ 957,899
Provision for possible loan losses	1,339,000	805,000	722,500
Loans charged against the allowance, net of recoveries	(388,626)	(585,500)	(504,829)
Balance, end of year	$2,345,444	$ 1,395,070	$ 1,175,570

NOTE 6 - PROPERTY AND EQUIPMENT

Components of property and equipment included in the balance sheet are as follows:

	December 31,	
	2003	2002
Land and land improvements	$ 566,596	$ 566,596
Building and leasehold improvements	2,891,464	2,891,464
Furniture and equipment	1,246,746	1,064,101
Vehicles	67,375	69,022
	4,772,181	4,591,183
Accumulated depreciation	(878,996)	(598,153)
Total property and equipment	**$ 3,893,185**	**$ 3,993,030**

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 amounted to $334,168, $203,172 and $144,159, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life of Years	Depreciation Method
Software	3	Straight-line
Furniture and equipment	5 to 7	Straight-line
Buildings and improvements	5 to 40	Straight-line
Vehicles	3	Straight-line

NOTE 7 - DEPOSITS

The following is a detail of deposit accounts:

	December 31,	
	2003	2002
Noninterest bearing	$ 9,082,231	$ 7,285,699
Interest bearing:		
NOW accounts	3,142,012	2,461,139
Money market accounts	47,548,787	38,036,656
Savings	760,644	447,073
	60,533,674	48,230,567
Time, less than $100,000	48,657,509	47,479,227
Time, $100,000 and over	36,429,765	22,762,728
	85,087,274	70,241,955
Total deposits	**$ 145,620,948**	**$ 118,472,522**

Interest expense on time deposits greater than $100,000 was $518,986, $550,583 and $1,239,313, in 2003, 2002 and 2001, respectively.

(Continued)

NOTE 7 - DEPOSITS, Continued

At December 31, 2003 the scheduled maturities of certificates of deposit are as follows:

2004	$ 71,900,740
2005	9,813,288
2006	754,175
2007	2,387,986
2008 and thereafter	231,085
	$ 85,087,274

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

The Bank had advances outstanding from the FHLB totaling $11,600,000 and $8,500,000 at December 31, 2003 and 2002, respectively. The advances bear interest at fixed rates ranging from 1.15 percent to 4.38 percent. An advance of $3,100,000 matures in 2004, an advance of $6,500,000 matures in 2006, and an advance of $2,000,000 matures in 2011. The advance maturing in 2011 is callable, and may reprice prior to its final maturity date.

Advances are collateralized by investment securities with a book value of $4,052,849 and fair value of $4,055,629 and by qualifying residential 1 - 4 family first mortgages. During 2003, the maximum amount of advances outstanding was $11,600,000 and the average amount outstanding during 2003 was $9,415,000.

NOTE 9 - SUBORDINATED DEBENTURES

In 2001, the Company issued ten-year variable rate convertible subordinated debentures. The debentures pay interest quarterly at prime minus 2 percent (2.25 percent at December 31, 2003). The holders of debentures may convert the principal amount of the debenture into common stock of the Company at the conversion ratio of $6.50 (approximate fair value at issuance) of debenture principal for one share of the Company's stock. The Company has the option of redeeming the debentures at any time after December 31, 2005 as a whole or in part and from time to time at predetermined prices. The Company incurred $74,339 and $96,250 in interest expense on the debentures in 2003 and 2002, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Bank's financial position.

The Company has a ground lease on its main office location, which expires in 2021. The monthly lease payment is $1,000 for years one through five, and increases to $1,322 per month in year eleven and to $1,521 per month in year sixteen.

The Company leases an office, which it used as a branch until July 2003, under a non-cancelable operating lease which expires in February 2006 with monthly lease payments of $3,000. This office was closed in July 2003, but the lease obligations continue until February 2006. The lease contains two additional five-year renewal options with provisions for adjustments to the monthly lease payments. The lease agreement requires the Company to pay all taxes, insurance and maintenance costs.

(Continued)

The Company also leases land upon which it constructed a branch office under a non-cancelable operating lease which expires in March of 2018. The lease requires monthly lease payments of $800. The lease contains four renewal options of five years each with provisions for adjustments to the monthly lease payments. The lease agreement requires the Company to pay all property taxes.

Future minimum lease payments under these operating leases are summarized as follows:

For the year December 31,	
2004	$ 57,600
2005	57,600
2006	29,250
2007	23,400
2008	23,400
Thereafter	288,153
	$ 479,403

Company and Bank total capital ratios fell below the well capitalized requirement at December 31, 2003. Refer to Note 19 concerning regulatory matters. Refer to Note 14 concerning financial instruments with off balance sheet risk.

NOTE 11 - UNUSED LINES OF CREDIT

At December 31, 2003, the Bank had an unused line of credit to purchase federal funds totaling $3,500,000 from an unrelated bank. This line of credit is available on a one to seven day basis for general corporate purposes of the Bank. The lender has reserved the right to withdraw the line at its option. The Bank had a second line of credit with the FHLB to borrow up to fifteen percent of the Bank's total assets. At December 31, 2003, the Bank had unused available credit of approximately $14,326,000. The line of credit agreement requires the Bank to pledge investment securities or qualifying loans as collateral. (See Note 8).

NOTE 12 - INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2003	**2002**	**2001**
Income taxes currently payable			
Federal	$ 551,994	$ 223,460	$ 153,300
State	23,860	30,700	21,300
	575,854	254,160	174,600
Deferred tax provision (benefit)	(193,385)	206,310	(66,520)
Adjustment to valuation allowance	-	-	(204,881)
Adjustment of effective income tax rates in computing deferred taxes	-	-	(32,255)
Provision (benefit)	**$ 382,469**	**$ 460,470**	**$ (129,056)**

(Continued)

NOTE 12 - INCOME TAXES, Continued

The income tax effect of cumulative temporary differences at December 31, are as follows:

	Deferred tax asset (liability)	
	2003	2002
Allowance for possible loan losses	$ 516,114	$ 289,589
Nonaccrual loan interest	3,500	9,326
Unrealized net (gains) losses on investment securities available for sale	31,663	(88,007)
Depreciation	(184,927)	(145,534)
Amortization	1,105	1,422
Cash basis versus accrual basis of accounting	(7,296)	(14,592)
Other	12,580	7,480
Net deferred tax asset	**$ 372,739**	**$ 59,684**

The net deferred tax asset is included in other assets in the consolidated balance sheets. There is no valuation allowance because management believes it is more likely than not that the full amount of deferred tax assets will be realized.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2003		2002		2001	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$ 351,100	34	$ 360,900	34	$ 56,700	34
Increase (decrease) in taxes resulting from:						
State bank tax (net of federal benefit)	23,860	2	20,300	2	14,100	8
Adjustment to valuation allowance and effective income tax rate	809	-	63,680	5	(204,881)	(122)
Other tax preference items	6,700	1	15,590	2	5,025	3
Income tax provision (benefit)	**$ 382,469**	**37**	**$ 460,470**	**43**	**$ (129,056)**	**(77)**

NOTE 13 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions. A summary of loan transactions with directors, including their affiliates and executive officers are as follows:

	For the years ended December 31,	
	2003	2002
Balance, beginning of year	$ 1,883,882	$ 1,982,723
New loans	224,969	493,499
Less loan payments	(300,871)	(592,340)
Balance, end of year	**$ 1,807,980**	**$ 1,883,882**

Deposits by directors and their related interests at December 31, 2003 and 2002 approximated $2,375,925 and $2,392,000, respectively.

(Continued)

NOTE 13 - RELATED PARTY TRANSACTIONS, Continued

A director, shareholder and executive officer of the Company is a partner in a partnership from which the Company leases operating facilities and land. The Company also leases land from a relative of a director, shareholder and executive officer of the Company (see Note 10). Lease expenses charged to operations under these agreements approximated $46,000 in 2003, $46,000 in 2002 and $44,000 in 2001.

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the ordinary course of business, and to meet the financing needs of its customers, the Bank is a party to various financial instruments with off-balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2003 and 2002, unfunded commitments to extend credit were $24,285,415 and $17,004,334, respectively. Variable rate and fixed rate unfunded commitments to extend credit were $17,720,045 and $6,565,370, respectively, at December 31, 2003. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. At December 31, 2003 and 2002, there were outstanding letters of credit totaling $730,105 and $667,870, respectively.

NOTE 15 - EMPLOYEE BENEFIT PLAN

The Bank sponsors the GrandSouth Bank Profit Sharing Section 401(k) Plan for the benefit of all eligible employees. The Bank contributes seventy-five percent of the first four percent of the employee's compensation contributed to the Plan. Contributions made to the Plan in 2003, 2002, and 2001 amounted to $34,609, $30,481 and $28,995, respectively.

In 2001, supplemental benefits were approved by the Board of Directors for certain executive officers of the Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies owned by the Bank. The Company recorded net expense related to these benefits of approximately $28,596 and $18,302 in 2003 and 2002, respectively.

NOTE 16 - STOCK OPTION PLAN

During 1998, the Board of Directors approved a stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 269,998 options (after adjustment for a 10 percent stock dividend issued January 22, 2004) at an option price per share not less than the fair market value on the date of grant. All options granted to officers and employees vest 20 percent each year for five years and expire 10 years from the grant date.

	Options outstanding			Options exercisable	
Range of Exercise Prices	**Number Outstanding**	**Weighted Average Remaining Contractual life**	**Weighted average exercise price**	**Number Exercisable**	**Weighted average exercise price**
$ 3.90	165,165	4.9 years	$ 3.90	165,165	$ 3.90
4.28	43,493	7.1	4.28	26,096	4.28
6.21	37,441	8.2	6.21	12,777	6.21
	246,099			**204,038**	

A summary of the status of the plan and changes during the year is presented below:

	For the years ended December 31,					
	2003		2002		2001	
	Shares	**Weighted Average Exercise Price**	**Shares**	**Weighted average exercise price**	**Shares**	**Weighted average exercise price**
Outstanding at beginning of year	240,599	$ 4.20	208,658	$ 3.94	167,706	$ 3.90
Granted	5,500	6.06	31,941	6.21	43,493	4.28
Exercised	-		-		(2,541)	3.90
Forfeited or expired	-		-		-	-
Outstanding at end of year	**246,099**	**4.24**	**240,599**	**4.20**	**208,658**	**3.97**
Options exercisable at December 31,	204,038		128,976	3.96	99,099	3.94
Shares available for grant	23,899		56,861		89,101	

Granted shares and per share exercise prices have been restated to reflect the 2003 and 2004 stock dividends.

NOTE 17 - COMMON STOCK AND NET INCOME PER COMMON SHARE

Following is a reconciliation of basic net income per share to diluted net income per share for the years ended December 31, 2003, 2002 and 2001.

	Income (numerator)	Shares (denominator)	Per-share amount
For the year ended December 31, 2003			
Basic net income per common share			
Income available to common stockholders	$ 650,112	2,165,970	$.30
Effect of dilutive instruments:			
Stock options	-	87,178	-
Effect of convertible instruments:			
Interest savings/incremental shares assumed on conversion of subordinated Debentures	46,834	621,670	-
Diluted net income per common share			
Income available to common stockholders plus assumed exercises of stock options	**$ 696,946**	**2,874,818**	**$.24**
For the year ended December 31, 2002			
Basic net income per common share			
Income available to common stockholders	$ 600,882	2,165,970	$.28
Effect of dilutive instruments:			
Stock options	-	72,686	-
Effect of convertible instruments:			
Interest savings/incremental shares assumed on conversion of subordinated Debentures	60,638	621,670	-
Diluted net income per common share			
Income available to common stockholders plus assumed exercises of stock options	**$ 661,519**	**2,860,326**	**$.23**
For the year ended December 31, 2001			
Basic net income per common share			
Income available to common stockholders	$ 295,814	2,165,970	$.14
Effect of dilutive instruments:			
Stock options	-	47,975	-
Diluted net income per common share			
Income available to common stockholders plus assumed exercises of stock options	**$ 295,814**	**2,213,945**	**$.13**

The Bank issued a five percent common stock dividend on January 21, 2003 and a ten percent stock dividend on January 30, 2004. Weighted average common shares outstanding have been adjusted to reflect the stock dividends.

The subordinated debentures were anti-dilutive at December 31, 2001.

NOTE 18 - RESTRICTIONS ON DIVIDENDS

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. State banking regulations require prior written approval from state banking regulators for the payment of cash dividends.

NOTE 19 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of the Company and Bank assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. The Company met the capital adequacy reporting exemption in 2002, as consolidated assets were less than $150 million. The Company and Bank actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		*For capital adequacy purposes* Minimum		*To be well capitalized under prompt corrective Action provisions* Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(amounts in $000)			
Company (consolidated):						
As of December 31, 2003						
Total capital (to risk weighted assets)	$ 14,974	9.9%	$ 12,066	8.0%	$ 15,087	10.0%
Tier 1 capital (to risk weighted assets)	9,587	6.4	6,033	4.0	9,052	6.0
Tier 1 capital (to average assets)	9,587	6.1	6,633	4.0	7,544	5.0
Bank:						
As of December 31, 2003						
Total capital (to risk weighted assets)	$ 14,812	9.8%	$ 12,074	8.0%	$ 15,093	10.0%
Tier 1 capital (to risk weighted assets)	12,925	8.6	6,037	4.0	9,056	6.0
Tier 1 capital (to average assets)	12,925	7.8	6,631	4.0	8,289	5.0
As of December 31, 2002						
Total capital (to risk weighted assets)	$ 13,743	11.6%	$ 9,463	8.0%	$ 11,829	10.0%
Tier 1 capital (to risk weighted assets)	12,348	10.4	4,732	4.0	7,097	6.0
Tier 1 capital (to average assets)	12,348	8.8	5,606	4.0	7,008	5.0

The Company's and the Bank's total capital to risk weighted assets ratios were 9.9% and 9.8%, respectively, which were below the well capitalized requirement of 10%. Falling below well capitalized requirements may initiate prompt corrective action directives by regulators.

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other instruments. Certain items are specifically excluded from the disclosure requirements, including the Bank's common stock, property and equipment and other assets and liabilities.

Fair value approximates carrying value for cash and due from banks and federal funds sold due to the short-term nature of the instrument.

Investment securities available for sale are valued using quoted fair market prices. Other investments at cost are considered to be an appropriate estimate of fair value due to historical redemption of the stock at cost.

Fair value for loans maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts is equal to the carrying value. Interest-bearing accounts with no fixed maturity date are valued based on rates offered within the Bank's market using current interest rates on similar instruments. Certificate of deposit accounts maturing within one year are valued at their carrying value. The fair value of certificate of deposit accounts maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

The fair values of fixed rate advances from the FHLB are estimated using the discounted cash flow calculation that applies to the Company's current borrowing rate available from the FHLB. The carrying amounts of the variable rate subordinated debentures are reasonable estimates of fair value because they can be repriced frequently.

The Bank has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Bank's financial instruments are as follows:

	December 31,			
	2003		2002	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets:				
Cash and due from banks	$ 2,046,684	$ 2,046,684	$ 2,669,420	$ 2,669,420
Federal funds sold	1,562,000	1,562,000	5,197,000	5,197,000
Investment securities available for sale	13,829,219	13,829,219	17,658,190	17,658,190
Other investments, at cost	580,000	580,000	425,000	425,000
Loans	150,396,714	150,850,189	110,939,408	112,658,951
Financial Liabilities:				
Deposits	145,620,948	146,272,528	118,472,522	120,205,734
Federal Home Loan Bank advances	11,600,000	11,663,196	8,500,000	8,755,000
Subordinated debentures	3,500,000	3,500,000	3,500,000	3,500,000
Financial Instruments with Off-Balance Sheet Risk:	**Notional Amount**		**Notional Amount**	
Standby letters of credit	730,105		667,870	
Commitments to extend credit	24,285,415		17,004,334	

NOTE 21 - PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of GrandSouth Bancorporation (parent company only):

CONDENSED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Cash	$ 60,951	$ 182,636
Investment in bank subsidiary	12,939,357	12,534,923
Deferred tax asset	158,661	117,973
	$ 13,158,969	**$ 12,835,532**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 17,644	$ 24,260
Subordinated debentures	3,500,000	3,500,000
Shareholders' equity	9,641,325	9,311,272
	$ 13,158,969	**$ 12,835,532**

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31, 2003	2002	2001
REVENUES	$ -	$ -	$ -
EXPENSES			
Interest	74,339	96,250	193,555
Sundry	36,172	30,694	30,039
Loss before equity in undistributed net income of bank subsidiary	(110,511)	(126,944)	(223,594)
EQUITY IN UNDISTRIBUTED NET INCOME OF BANK SUBSIDIARY	719,864	681,883	448,476
Income before income taxes	609,353	554,939	224,882
Income tax benefit (expense)	40,759	45,943	(70,932)
Net income	**$ 650,112**	**$ 600,882**	**$ 295,814**

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 650,112	$600,882	$ 295,814
Adjustments to reconcile net income to net cash used in operating activities			
Deferred income taxes	(40,688)	24,989	(70,932)
Accrued expenses and other	6,616	(83,721)	35,953
Equity in undistributed net income of bank subsidiary	(719,864)	(681,883)	(448,476)
Net cash used in operating activities	(103,824)	(139,733)	(187,641)
INVESTING ACTIVITY			
Additional investment in bank subsidiary	(17,861)	(1,000,000)	(2,000,000)
FINANCING ACTIVITIES			
Proceeds from issuance of subordinated debentures	-	-	3,500,000
Exercise of stock options	-	-	10,010
Net cash provided by financing activities	-	-	3,510,010
Net increase (decrease) in cash	(121,685)	(1,139,733)	1,322,369
CASH, BEGINNING OF YEAR	182,636	1,322,369	-
CASH, END OF YEAR	**$ 60,951**	**$ 182,636**	**$1,322,369**

EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers

Mason Y. Garrett	Chairman of the Board and Chief Executive Officer
Ronald K. Earnest	President and Chief Operating Officer

Directors

Ronald K. Earnest	President and Chief Executive Officer GrandSouth Bank Greenville, South Carolina
Harold E. Garrett	Owner, Garrett's Discount Golf Carts Fountain Inn, South Carolina
Mason Y. Garrett	Chairman of the Board GrandSouth Bank Greenville, South Carolina
Michael L. Gault	Owner, Fountain Inn Service Center Fountain Inn, South Carolina
Baety O. Gross	Attorney Simpsonville, South Carolina
S. Hunter Howard	President and Chief Executive Officer South Carolina Chamber of Commerce Columbia, South Carolina
S. Blanton Phillips	President and Chief Operating Officer S. B. Phillips Company, Inc. Fountain Inn, South Carolina

Offices of GrandSouth Bank

Fountain Inn Office

325 South Main Street
Fountain Inn, South Carolina 29644

Telephone (864) 862-8833

Greenville Office

381 Halton Road
Greenville, South Carolina 29607

Telephone (864) 770-1000